Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

July 3, 2012

Brian McAllister

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549-3561

Re:	Bioflamex Corporation. Form 8-K Filed June 22, 2012 File No. 000-53712

Dear Mr. McAllister:

We write on behalf of Bioflamex Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated June 27, 2012 by Brian McAllister, Staff Accountant of the Commission’s Division of Corporation Finance, commenting on the Company’s Current Report on Form 8-K filed June 22, 2012.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 8-K filed on June 22, 2012

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	Please revise your Form 8-K to include a clear description of the underlying facts that contributed to misreporting certain material agreements as well as the amount of the corrections that will be recorded to certain liabilities, expenses and other line items in each of the reporting periods impacted. See the Instructions to Item 4.02(a)(2) of Form 8-K. Please note your amended Item 4.02 8-K is required to be filed within five business days.

The Company is restating its financial statements for the year ended February 28, 2011 and quarters ended May 31, 2011, August 31, 2011 and November 30, 2011 to properly reflect previously unrecorded liabilities for various consulting agreements which were in effect during those periods which aggregate approximately $ 191,000. These unrecorded liabilities will affect the Company’s expenses for the periods indicated. These consulting agreements were not reported as a result of material weaknesses in internal control over financial reporting. These material weaknesses include: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both United States generally accepted accounting principles and Securities and Exchange Commission guidelines.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

/s/ Scott Doney

Scott Doney, Esq.